UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2026

Gautam Nadella
Chief Executive Officer
EQT Private Equity Company LLC
245 Park Avenue, 34th Floor
New York, NY 10167

Re: EQT Private Equity Company LLC
Registration Statement on Form 10-12G
Filed August 30, 2024
File No. 000-56683

Dear Gautam Nadella:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Mark Brod, Esq.